April 20, 2012

Ms. Kathleen Collins, Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20543

Re:	Yucheng Technologies Limited
Form	20-F for the Fiscal Years Ended December 31, 2010 and 2009
Filed	July 1, 2011 and June 30, 2010, respectively
File	No. 001-33134

Dear Ms. Collins:

I am responding to your letter to Yucheng Technologies Limited, dated October17, 2011. We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken in the past with Mr. Benton and Ms. Maryse Mills-Apenteng about our ability to provide the intended responses for the Staff consideration before we make the actual amendments in the Form 20-F, if any are required. I hope we may follow the same procedure. Please feel free to contact Mr. Hudders concerning your comments and the responses in this letter.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

General

1.	In your response to prior comment 5 you indicate that your initiative to improve your project management started in the middle of 2009 and covered cost management. In addition, in your response to prior comment 4 you refer to a change in sales policies in fiscal 2009 to improve the efficiency of your sales staff along with improved management efficiencies in fiscal 2010, which benefitted your general and administrative expenses. Please tell us how you considered expanding your operating results discussion to include a discussion regarding your cost management initiatives and their prior and potential impact on your financial condition and results of operations. We refer you to section III.B.3 of Release No. 33-8350 for additional guidance.

Response

We are planning to include the following discussions in the upcoming 20-F that is scheduled to be filed at the end of this month.

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We started our restructuring initiatives in the middle of 2009, which covered improving project management and changing sales policies.

In the area of project management, we put into effect much tighter monitoring on project costs incurred to the milestone achieved. Our IT system will send out warnings to project managers in the case of a cost overrun based on the project budget and will require correction measures to make sure the project is back on schedule. This has helped improved our gross margins in the last two years. In addition, it also helped avoiding ramping up the cost upfront before the contract is signed, which might result in the write-off of a significant percentage of budgeted cost for a failed project. With the better cost monitoring, we have not had the kind of write-offs on the revenues for costs since 2010 as in the fourth quarter in 2009.

For the sales system, we made two major changes. Firstly, we improved the evaluations of sales staff and managed the sales expenses better based on the progress of each sales staff’s quota. With the change, we were able to achieved consistent revenues growth with declining headcount in sales staff in the last two years. Secondly, we increased the weight of incentives that is tied to the collection of accounts receivables. This has resulted in the gradual but steady improvement in days sales outstanding (DSO) benchmark. The following data of software solutions revenue per sale person and DSOs over the last three years are a good demonstration of the improvements we have made in the last three years.

Revenues in RMB ‘000s	2009	2010	2011
Software Solutions Revenues	281,894	333,543	425,687
Sales Headcount	68	55	53
Software Revenues per Sales person	4145	6064	8032

Days Sales Outstanding (DSOs)	215	151	161
Non-GAAP Days Sales Outstanding	139	95	110

Note: DSOs for year 2010 were skewed as USD 2.7 million of accounts receivables were written off in Q4 of 2009. Otherwise, the DSOs have been on a consistent decline.

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Critical Accounting Policies

Goodwill, page 55

2.	We note your response to prior comment 1 where you indicate that under your operating segment, you have two components, one you call “acquired businesses” that is directly associated with the business you acquired in 2006 and 2007 and the other you call “original businesses” that you had before the acquisitions. Please describe in greater detail the original businesses of the company. Tell us whether such businesses are still in operation and if so, tell us what portion of your current operations relate to such businesses. Also, tell us what part of your current business relates to your “acquired businesses.” We may have further comments regarding your goodwill impairment analysis based on your response.

Response

The original businesses are defined as those that were originated in the software solutions and services as well as platform and maintenance services that we provided to customers. It includes software solutions in call centers and software services that are not related to any software solutions that we acquired in 2006 and 2007. The original businesses are still in operation.

Based on the valuation report, the revenue and net income attributable to the acquired businesses were $26,782K and $3,727K for FY2010, respectively; and $41,383K and $4,545K for FY2011, respectively

3.	Please provide to us the proposed disclosures that you intent to include in your Form 20-F/A, when filed, in response to our prior comment 2. [Please explain the following as it relates to your critical accounting policy disclosures for goodwill and revise accordingly:

•	Tell us what you mean by “the carrying value of goodwill” in your critical accounting policy disclosures. In this regard, tell us if you meant to refer to the carrying value of your reporting unit;

•	Considering the control premium appears to be a key assumption used in your analysis, tell us why you have not included a discussion of such assumption in your disclosures or revise accordingly; and

•	We note your discussion regarding the events that could impact your impairment analysis. Please revise to also include a discussion of the degree of uncertainty associated with the key assumptions that provides specifics to the extent possible. For instance, as indicated in your prior response letters dated January 26, 2011 and March 25, 2011 it appears that your analysis assumed that the drop in your stock price would be temporary and that such recovery would be impacted by negative bias towards Chinese reverse merger companies and investors confidence in your fourth quarter 2010 results. It remains unclear from your disclosures how these factors impacted your analysis, particularly since your stock price has not rebounded since January 2010. Please explain and revise your disclosures accordingly.

Response

•	By “the carrying value of goodwill” in our critical accounting policy disclosures, we meant to refer to the carrying value of the acquired businesses of the company that is directly associated with the businesses we acquired in 2006 and 2007.

•	We are enclosing the following discussion of control premium in our 20-F.

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As December 31, 2011, the market capitalization of the company was USD42.6 million, the carrying value of the company including goodwill was USD 104.9 million, the percentage excess is 146%. The fair value of the company was USD105.7 million, the implied premium was 148%, around 40% represented control premium.

Control premium is the extra pricing premium buyer normally pays when the buyer acquires the controlling ownership in a public company. There are not enough transactions to perform a general analysis of control premium in China’s IT services industry based on the relevant data from Bloomberg. As a result, we use all the M&A transactions in global software and IT sector as comparable transactions to analyze the control premium. The control premium was the median of the control premiums of this sample base, which is at 40%, the remaining portions of the implied premium is attributable to the current:

1)	Negative market sentiment: Overall negative sentiment in US capital market toward Chinese companies due to accounting scandal; especially one scandal involved Longtop, which was considered direct competitor of the company.

2)	Asymmetric Information: Comparing Yucheng the financial results of fourth quarter of 2011 to the same quarter in 2010, the achieved 38% increase in revenue, 26% increase in EBIT and 28% increase in net income, It also significantly outperformed the first three quarters in 2011. When fourth quarter of 2011 earnings released in February, the company's stock price rebound to USD 3.00, indicating that the stock price at the end of 2011 did not reflect the impact of the financial performance improvement, therefore, was considered undervalued.

3)	Inactive market: Due to small size, the company is not very actively traded in the market, and stock price tend to show low volatility. Monthly trading volume represents only 0.35% of total equity float during the year 2011.

The Company's stock price rebound from USD 2.25 at the end of 2011 to about USD 3.00 in first Quarter of 2012, up by 33%. The implied premium, excluded control synergies, decreased from 108% as of December 31, 2011 to 35% comparing to the highest price in first Quarter of 2012.

The following studies can support the control premium of 40% is reasonable, however we will not enclose the information in our 20-F.

We also studied the premium offered in the take-private transactions announced in the last 18 months by Chinese companies that are listed in the US. In the last 18 months, there has been strong negative bias in the last twelve months toward public Chinese companies that went public through reverse take-over (RTO) on Nasdaq, leading to very thin trading volume (average trading volume less than 100,000 shares) and very low PE ratio (average about 8 times) in general for those companies. We understand that there are currently a number of companies that have taken initiatives in the last eighteen months to go private due to, among other things, the above reasons. In this connection, we analyzed the announced proposals in the table below, as a reference for our control premium analysis. The median control premium for these seven proposed going private transactions are 23.5% and 43.8%, respectively, based on the average closing price of these companies in the past 30 days before the announcement

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	Stock code	Announcement date	Offer price premium to 1-day prior to announcement	30 days average
Andatee China Marine Fuel Services	AMCF US	23-Nov-11	20.6%	43.8%
China Advanced Construction Materials Group	CADC US	26-Jul-11	15.2%	48.3%
China GrenTech Corporation	GRRF US	12-Nov-11	23.0%	44.0%
Shanda Interactive Entertainment	SNDA US	17-Oct-11	23.5%	25.4%
Pansoft	PSOF US	9-Jan-12	87.1%	61.9%
Puda Coal Inc.	PUDA US	25-Apr-11	100.0%	9.8%
Fushi Copperweld Inc.	FSIN US	28-Dec-11	26.3%	30.5%

Mean			23.5%	43.8%

Based on the M&A transactions in software industry in global software and IT sector and the recent privatization proposal, we conclude that the control premium of 40% we used is very reasonable.

•	Although the events that have impacted our impairment analysis has prolonged more extensively than we had anticipated, we still believe it is not the norm of the market. As a result, the key assumptions associated with those factors still stand in our analysis. This is further demonstrated by the flood of privatization transactions announced in the last eighteen months with the average control premium offered at 45%. There are total of 27 transactions with 12 closed, three received board approval, and the remaining 12 in the early stages of the transaction.

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Gross Profit and Gross Margin, page 61

4.	We note your response to our prior 5 and we have the following additional comments:

•	In your 2009 Form 20-F you included a discussion of certain factors that contributed to the change in the Software & Solutions gross margins and in your response letter dated November 12, 2010 (comment 5) you further explained the reasons behind such factors. Your current response indicates that you do not believe this information warrants separate disclosures on an “on-going basis.” However, the guidance in Item5 of Form 20-F requires that you include a discussion of the changes in your results of operations for each year in which financial statements are required. Therefore, it remains unclear why you have not included a discussion of the factors contributing to the change in your Software & Solutions gross margins for fiscal 2008 and 2009 as previously explained in the prior response noted herein. Please explain further or revise your disclosure accordingly.

•	You state that Platform Services gross margins vary significantly from project to project, however, based on your past experience, you expect that a reasonable margin for Platform Services is around 10%. Your response does not address our prior comment where we asked you to explain further why the margins were at higher levels in fiscal 2009 and why they are at apparently lower than normal levels in fiscal2010. Please explain and revise your disclosures accordingly. Also, as indicated in the preceding bullet point, please ensure that your revised disclosures address the fluctuations in your margins from fiscal 2008 to 2009 as well as from fiscal 2009 to2010 pursuant to Item 5 of Form 20-F.

Response

•	We are including the discussion in the current 20-F.

Revenue mix

We derive our revenues primarily from two sources, Software & Solutions and Platform & Maintenance Services. Platform Services has a much lower gross margin as compared to Software & Solutions and Maintenance Services. Our consolidated gross profit and gross margin are greatly affected by our revenue mix.

We began to shift our business focus to Software & Solutions in 2006. We currently typically only provide Platform & Maintenance Services as part of a larger client engagement that includes Software & Solutions, or if we anticipate that the Platform & Maintenance Services component will lead to future Software & Solutions revenue from the same client. As a result of these factors, our revenues from Platform & Maintenance Services as a percentage of total revenues on a net basis was 20.5% in 2009,17.4% in 2010 and 13.0% in 2011. Our gross margins on a gross basis have therefore fluctuated in line with our revenue mix and were 47.4% in 2011 compared to 48.8% in 2010and 46.0% in 2009. We intend to continue to focus on providing Software & Solutions, and expect the percentage of our revenues from Platform & Maintenance Services to gradually decrease.

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GROSS PROFIT AND GROSS MARGIN

Software & Solutions: the gross margin was 43.9% for the year ended December 31, 2011 compared to 48.8% for the year end December 31, 2010. The decrease in the gross margin was primarily due to the increase in labor costs including additional project bonus this year and increased subcontracting to our strategic partner where our margin is significant lower.

Software & Solutions: the gross margin was 48.8% for the year ended December 31, 2010 compared to 44.4% for the year end December 31, 2009. The increase was primarily due to the better cost management of the software development project.

Platform Services: the gross margin was 46.1% for the year ended December 31, 2011 compared to 8.9% for the year end December 31, 2010.Our gross margin of platform services was volatile since different projects had different gross margin.

Platform Services: the gross margin was 8.9% for the year ended December 31, 2010 compared to 15.9% for the year end December 31, 2009. The decrease was primarily due to the gross margin of several Platform Services projects in 2009 were higher than normal level, which is 10%.

Maintenance Services: the gross margin was 71.7% for the year ended December 31, 2011 compared to 54.2% for the year end December 31, 2010. The increase in gross margin was due mainly to the adjustment of the accrued service fee to China Financial Certification Authority(CFCA), our partner in the e-banking ASP business.

Maintenance Services: the gross margin was 54.2% for the year ended December 31,2010 compared to 59.8% for the year end December 31, 2009. The decrease was primarily due to the decrease of agency revenue.

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Operating Expenses, page 62

5.	We note your response to prior comment 4 and the proposed revised disclosures that you intend to include in future filings, however, it is unclear how these revisions address our comment. As we previously indicated, the disclosures in your current Form 20-F do not include a discussion regarding the increase in general and administrative expense from fiscal 2008 to 2009 and your proposed revisions also include no such discussion. Pursuant to the guidance in Item 5 of Form 20-F, you should include a discussion of the changes in financial condition and results of operations for each year for which financial statements are required. Please revise your disclosures accordingly and include in your response your proposed revisions.

Response

We are including the discussion in the current 20-F.

General and administrative expenses consist primarily of salaries, bonuses and benefits for administrative personnel, such as personnel in our management, finance and accounting, legal and human resource functions, their travel expenses and other expenses for general administrative functions, costs for professional services, including legal, tax and accounting services, and allocation of overhead costs to general and administrative functions, such as rent, communication and depreciation. Our general and administrative expenses also include amortization of intangible assets relating to our acquisition of e-Channels, which amounted to RMB1.2 million and Stock-based compensations of RMB7.5 million in 2011.

Our general and administrative expenses were RMB117.2 million in 2009, RMB104.5 million in 2010 and RMB118.1million (USD18.7million) in 2011 respectively. Our general and administrative expenses increased13.1% from RMB104.5million in 2010 to RMB118.1 million (USD18.7 million) in 2011, primarily due to the increase of labor costs and the increase of our revenues. Our general and administrative expenses decreased10.9% from RMB117.2 million in 2009 to RMB104.5 million (USD15.8million) in 2010, primarily attributable to a bad debt charge of RMB18.3 million which we took in 2009.

Our general and administrative expenses are shown net of technology subsidies, value-added tax refunds, business tax and surcharges refunds and other government credits we receive from the relevant PRC government authorities. Technology subsidies are granted by the relevant local PRC government to encourage development of high-tech enterprises. Value-added tax is charged at a rate of 17% of the gross sales proceeds received. Pursuant to relevant PRC laws and regulations, we are entitled to a refund of 14% of the value-added tax for certain self-developed software products. Business tax and surcharges are levied based on 5.5% of revenues. We received refunds for business tax and surcharges for revenues generated from contracts relating to technology development. Others include refund of certain loan interest and other supporting funds from local governments. The table below sets forth the amount of technology subsidies and other refunds that we received in the periods indicated.

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6.	Also, explain further why you have provided a discussion of your general and administrative expenses net of amortization of intangibles, stock-based compensation and impairment on receivables, a non-GAAP disclosure. To the extent that these disclosures are determined to be appropriate then revise to also include the disclosures required by Item 10(e) of Regulation S-K. In addition, it is unclear how you calculated the percentage of general and administrative expense to net revenues for each period. Please provide the calculations that support your disclosure or revise accordingly.

Response

In the 20-F, we provide the general and administrative expenses including amortization of intangibles, stock-based compensation and impairment on receivables.

The following table shows the calculation of general and administrative expenses to revenues for each year.

	2009	2010	2011
Total revenues	354,470	403,644	489,110
General and administrative expense	117,207	104,465	118,123
%	33.1%	25.9%	24.2%

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Item 15. Controls and Procedures, page 98

7.	We note your response to prior comment 7 and it remains unclear why you believe the personnel that are primarily responsible for preparing and supervising the preparation of your financial statements and the evaluation of your internal control over financial reporting have the requisite U.S. GAAP experience. Please provide a more detailed analysis of each of those individuals who are primarily responsible for preparing and reviewing your U.S. GAAP financial statements. In this regard please explain further the following:

●	We note that the two core members of your financial reporting team both have audit work experience with big four accounting firms in China. Tell us the positions held by each of these individuals at your company. Tell us the names and locations of the big four firms where each of these individuals worked. Also, for each of these individuals, please provide us with more specific details of their relevant audit experience obtained from their years at big four accounting firms including the nature of their engagements and the specific scope of their audit work on those engagements as it relates to U.S. GAAP;

●	For the remaining five members of your financial reporting team, provide us with more specific details regarding the nature of their work experience and specifically address how the experience obtained in “different accounting functions” for each member of the team provided them with the relevant U.S. GAAP knowledge and experience. Include in your response the names of the companies where they worked, their title and the specific U.S. GAAP related job responsibilities. If any of the experience was obtained while working at a public accounting firm, then please provide details of their relevant audit experience, including the nature of their engagements and the specific scope of their audit work on those engagements as it relates to U.S. GAAP;

●	You refer to the educational background and work experience of your Controller and CFO. Please provide the information as requested in the preceding bullet point as it relates to each of these individuals. For example, with regards to your CFO, explain further how his experience at UBS and the US based private equity fund provided him with U.S. GAAP knowledge. In addition, provide additional details regarding his responsibilities and experience at three companies that use U.S. GAAP accounting. Include in your response the name of each company and his responsibility as it relates to U.S. GAAP accounting and SEC rules and regulations. Similar information should be provided for your Controller;

●	You state that your internal audit department ensures that the company’s internal controls are in place and operating effectively. Tell us who is responsible for your internal audit function and describe in greater detail the work experience and educational background for this person(s) on U.S. GAAP and SEC rules and regulations; and

●	As it relates to the training provided to your financial reporting team, please describe in greater detail both the external and internal accounting training that each team member has had on U.S. GAAP and SEC rules and regulations including the specific training they each receive annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training.

Response

The company went public in 2006 after it went through a pre-IPO audit. The initial accounting and finance system was established by then CFO and controller both of whom had extensive US capital market experience and US GAAP expertise. The accounting department including reporting group has been functioning for over six years and has developed a well established system including a comprehensive set of accounting procedures and a well trained team of staff with solid US GAAP experiences. The accounting department has been focusing on the constant improvement of the accounting processes and systems while spending extensive resources on the training of the current staff and the team upgrading.

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Yucheng has annual two-day training program every year which every employee in the accounting department attends. The training is provided by outside instructors. Senior staff persons from our reporting group also attend quarterly update sessions of US GAAP by Deloitte. In addition, employee A and B, who are core members of our reporting team, went through annual training on US GAAP while they were working at accounting firms respectively.

●	The current controller is also serving as the head of the reporting group. She has over 13 years of accounting experiences with the last five years in the reporting group of the accounting department at Yucheng. She is one of the principal persons who helped establish the company’s accounting system and procedures. We have two core staff persons in the reporting group who had extensive big four auditing experiences. Both have the title of finance manager within the reporting group who are focused on different areas in the reporting process. We have an additional five persons in the reporting group.

Employee A worked at KPMG in Beijing from 2005 to late 2011 after graduating with a Bachelor Degree in Accounting from [ ] University. She was involved with the audit of China Mobile which is public company listed both in Hong Kong and the United States. She started as an accountant in 2005 and rose through the ranks of senior accountant, assistant manager, and manager in 2010. As an accountant and senior accountant, she was responsible for

●	Audit work for the major BS and PL, including bank, fixed assets, accounts payable, revenue, cost, other income, non-operating income.

●	Communicating and receiving the basic information from client, comparing the information with the data, and identifying the risk point.

●	Comparing the accounting treatment of the client to PRC GAAP, US GAAP, and IFRS GAAP, and suggest the related adjustment.

As an assistant manager, she was mainly responsible for

●	Preparing audit report and performing SOX audit of several provincial audit teams (5-7 team members)

●	Direct the works of staffs, communicated with partner and management, and reported to Head Office team

●	Major audit work for long-term investment, tax related issues;

●	Prepare the reconciliation from PRC GAAP to IFRS GAAP, then to US GAAP before Year 2010’s report, main reconciliation is the revaluation treatment of fixed assets and related tax adjustment.

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As a manager, she is mostly:

●	Involved in the whole process of year-end financial audit of the communication group (listed in HK and US);

●	In charge of reviewing consol journal, accounting treatment of foreign subsidiaries and other accounting matters, such as goodwill, minority interest, impairment, etc.

●	Responsible for training for the client about major accounting treatment and SOX work.

Employee B worked at PriceWater house Coopers (PWC) in Beijing from 2003 to 2009 after graduating with a Master Degree and Bachelor Degree from Northeastern University of China, both in Accounting. Northeastern University has one of the best accounting programs in China. Her tenure at PWC was mostly related to overseas IPOs of Chinese companies as well as audit work for the Chinese subsidies of foreign enterprises including Goodyear. She started as an accountant in 2003 and rose through the ranks to manager in 2008. She has experiences and exposure to PRC GAAP, IFRS GAAP, HK GAAP, and US GAAP.

●	Employee C

She received her Bachelor degree in accounting from Renmin University, one of the tier one universities in China. She has over 18 years working experiences in accounting. She joined the company as one of the founding member and accountant in 1999. She was deeply involved in the pre-IPO audit and the reporting responsibilities after the company became public.

●	Employee D

She received her Bachelor degree in accounting from Renmin University, one of the tier one universities in China. She joined the company as during the IPO audit six years ago and is a senior member in the reporting group..

●	Employee E

He received his Master Degree in Finance from Saint Mary's University in Canada in 2004. He worked at Airport City Development Co., Ltd. as a financial analyst between 2005 and 2007, where he performed extensive financial analysis under US GAAP. He worked at Beyondsoft Group in Beijing between 2007 and 2009, where he was deeply involved in the pre-IPO audit intended for US capital market. His responsibilities included preparation of consolidated financial statements, goodwill assessment option valuation, and S-4 filing documents, and etc. He joined Yucheng in 2009 in the reporting group responsible for financial analysis, preparation of quarterly press release as well as 20-F.

●	Employee F

She received her Bachelor Degree with over eight years of working experiences in accounting. She joined the company in early 2011 in the reporting group. Her prior working experiences at LG Electronics was also related to US GAAP and IFRS GAAP.

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●	Employee G

He received his Bachelor Degree in accounting with four years of experience in accounting. She is also a Certified Public Accountant (CPA). Prior to joining Yucheng in 2011, she worked in a CPA firm in China for three years.

●	The Chief Financial Officer has an MBA in Finance and Strategic Management from Wharton Business School. He spent three years with the investment banking firm of UBS in New York City with extensive experiences in IPOs and M&A transactions in the US market, where all the analytical work was performed under US GAAP. He worked on eight transactions totaling USD 7.0 billion of value. He then worked at a US based private equity fund as well as being the Chief Financial Officer for three companies (Airport City Development Co., Ltd., Beyondsoft Group, and Yucheng) that use US GAAP accounting for their financial reporting. He was in charge of pre-IPO audit (US GAAP) intended for the US capital market at Beyondsoft. Overall, he has spent the last twelve years in financial services functions with direct experience in US GAAP, of which over six years were spent as a Chief Financial Officer.

●	Our internal audit manager received her bachelor degree from the Capital University of Economies and Trade in China. She is a CPA in China and is a international Certified Internal Auditor (CIA). She worked as an auditor for seven years in China before she joined AsiaInfo (NASDAQ: ASIA) in 2005 as a senior internal auditor where she was responsible for the SOX compliance. She joined Yucheng in 2008 to set up the internal audit system based SOX requirements. Her valuable experiences at ASIA was instrumental to the establishment of Yucheng’s SOX compliance and internal audit system.

In connection with our response to the comments of the Staff of the SEC made above, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

Steve Dai,
Chief Financial Officer

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